Exhibit 2.1                        Number 538 of the Roll of Notarial Deeds for 2017-H

Recorded
at Frankfurt/Main, this 15 and 16 July 2017.
Before me, the undersigning
Dr. Alexander Haines
civil law notary
with official offices in Frankfurt/Main
on the days indicated above there appeared in the offices of Latham & Watkins, LLP, Reuterweg 20, 60323 Frankfurt/Main, where I had gone upon request:

1.	Dr. Pär Johansson, born on 17 April 1964, with business address at Magnusstraße 12, 50672 Cologne, personally known to the notary, declaring to make the following declarations not in his own name but, excluding any personal liability, for and on behalf of
a)HOST Europe GmbH, a company with limited liability duly incorporated and existing under the laws of Germany (local court of Cologne under HRB 28495) with registered address Welserstrasse 14, 51149 Cologne, Germany acting on the basis of a power of attorney dated 14 July 2017;
b) Host Europe Internet GmbH, a company with limited liability duly incorporated and existing under the laws of Germany (local court of Cologne under HRB 78934)
acting on the basis of a power of attorney dated 20 February 2017;

2.	Mr. Maximilian Holm, born on 29 December 1987, with business address at Latham & Watkins, LLP, Maximilianstraße 13, 80539 Munich, identified by valid official photo identification, declaring to make the following declarations not in his own name but, excluding any personal liability, for and on behalf of
Blitz 17-568 GmbH, a company with limited liability duly incorporated and existing under the laws of Germany with registered offices in Theresienhöhe 30, c/o Blitzstart Holding AG, 80339 Munich, registered in the Commercial Register of the Local Court of Munich under HRB 234477, acting on the basis of a power of attorney dated 14 July 2017;

3.	Dr. Stefan Wirsch, born on 24 October 1977, with business address at Latham & Watkins, LLP, Reuterweg 20, 60323 Frankfurt/Main, personally known to the notary, declaring to make the following declarations not in his own name but, excluding any personal liability, for and on behalf of
BCEC Management X Limited, a limited liability company incorporated in Guernsey, having its registered office at Heritage Hall, Le Marchant Street, St. Peter Port, Guernsey, GY1 4HY
acting on the basis of a power of attorney dated 14 July 2017;
BCEC Management X Limited not acting in its own name but as managing general partner for and on behalf of the following limited partnerships together comprising the fund known as BC European Capital X Fund:

a)	BC European Capital X-1 L.P., registered with Companies House under number LP016727

b)	BC European Capital X-2 L.P., registered with Companies House under number LP016728

c)	BC European Capital X-3 L.P., registered with Companies House under number LP016729

d)	BC European Capital X-4 L.P., registered with Companies House under number LP016730

e)	BC European Capital X-5 L.P., registered with Companies House under number LP016731

f)	BC European Capital X-5A L.P., registered with Companies House under number LP016732

g)	BC European Capital X-6 L.P., registered with Companies House under number LP017373

h)	BC European Capital X-7 L.P., registered with Companies House under number LP017467

i)	BC European Capital X-8 L.P., registered with Companies House under number LP017744

j)	BC European Capital X-9 ALT L.P., registered with Companies House under number LP017435

k)	BC European Capital X-10 L.P., registered with Companies House under number LP018046 each with business address at Heritage Hall, Le Marchant Street, St. Peter Port, Guernsey, GY1 4HY.
In case that a certified copy of the relevant power of attorney is attached to this deed, the original was presented to the notary. I, the undersigned notary, hereby certify that the attached certified copies of the powers of attorney are true and full copies of the original powers of attorney presented to me. In case that only a copy is attached, the original shall be provided to the notary in due course. A certified copy thereof shall be sealed to the present deed.
Neither the notary nor the deponents assume any liability as to the validity or the scope of the powers of attorney presented. The notary advised the deponents that he is obliged to verify the powers of representation of each deponent and to examine the documents presented in proof of such powers. After a discussion of the documentation presented today, the deponents declared that they did not wish any further proof of their power of representation and asked the notary to continue with the notarization.
The notary asked the deponents regarding a prior involvement according to Section 3 (1) Sentence 1 No. 7 of the German Notarization Act (Beurkundungsgesetz). After having been instructed by the notary the deponents and the notary answered this question in the negative.
The deponents requested the notary to notarize this deed in the English language for the convenience of the parties represented by them and confirmed that they are in adequate command of the English language. The notary declared that he is in adequate command of the English language as well. The German text shall be recorded in the German language.
The deponents, acting as aforesaid, then requested the notary to notarize the Agreement and Commitment Letter attached to this deed as Parts:
Part A: Agreement on the Sale and Purchase of all shares in PlusServer GmbH
Part B: Equity Commitment Letter
Part C: Shareholder’s Resolution Host Europe GmbH
attached to this deed.
The deponents make reference to the Parts. Said Agreement and Commitment Letter form an integral part of this deed, with the exclusion of the table of contents of Part A, which is attached for evidence purposes only.
Each of the Parts shall constitute an agreement/commitment letter legally independent and separate from the agreement/commitment letter in the other Part, as if each agreement/commitment letter in each Part had been notarized separately. The validity and effectiveness of each agreement/commitment letter in each Part shall be independent from the validity and effectiveness of the other agreement/commitment letter in the other Part, unless expressly indicated otherwise.
By separate notarial deed of the notary Dr. Alexander Haines dated 15/16 July 2017 (roll of deeds no. 539/2017-H): (i) Blitz 17-568 GmbH and the managing directors of PlusServer GmbH, Mr. Thomas Strohe and Mr. Thomas Noglik, have entered or will enter into a Management Warranty Deed relating to PlusServer GmbH and (ii) Phoenix Lux Investment S.à r.l., a limited liability company under the laws of Luxembourg to be registered with the Luxembourg Trade and Companies Register, having its registered office at 29, avenue de la Porte-Neuve, L-2227 Luxembourg and Mr. Thomas Strohe and Mr. Thomas Noglik have entered or will enter into an Agreement regarding Management Equity Plan and Co-Investment inter alia relating to Blitz 17-568 GmbH.
In order to facilitate the notarization of the Agreement on the Sale and Purchase in Part A a reference deed dated 14 to 16 July 2017 has already been notarized (roll of deeds no. 537/2017-H of the civil law notary Dr. Alexander Haines, Frankfurt/Main, hereinafter the “Reference Deed”). The original of said Reference Deed was made available to the deponents for inspection. The deponents declared that they are fully aware of the entire content of the Reference Deed, that they fully approve thereof and waive their right to have the Reference Deed read to them aloud, to have the drawings and pictures contained in the Exhibits shown to them, and to have the Reference Deed attached to this deed together with the Share Purchase Agreement. The deponents make reference (verweisen auf) to the Reference Deed. To the extent that reference is made in the Agreement on the Sale and Purchase to exhibits that are not attached to this deed, the reference shall apply to the Exhibits attached to the Reference Deed, in which case such Exhibits attached to the Reference Deed shall be treated as if they were directly attached to this deed. The acting notary pointed out in this context the meaning of Sections 13, 13a and 14 of the German Notarization Act (Beurkundungsgesetz).
If and to the extent Exhibits attached to this deed or the Reference Deed make reference to annexes or documents not contained in the Exhibits attached to this deed or the Reference Deed, the Parties agree that such annexes and documents shall not constitute part of the agreements between the Parties unless such documents constitute publicly available documents that do not require notarization to become part of the agreement (such as laws and ordinances).
The notary advised the parties hereto that

–	he has not verified title to the shares of the Company transferred under the Agreement on the Sale and Purchase;

–
parts of the agreements are subject to the laws of England, that the notary does not have knowledge of such laws and that he cannot give advice to the deponents with respect to such laws at this moment; following instructions, the deponents insisted on immediate notarization of this deed without prior obtaining of an expert opinion on such laws;

–	he does not advise the parties with respect to tax law;

–
the parties to this Agreement will be liable as joint and several debtors for all notarial fees and taxes if any, by operation of law, irrespective of whatever internal agreement has been made in that respect;

–	all agreements between the parties must be notarized and that additional agreements made outside of this deed may render the entire transaction null and void.
This deed and its Parts but excluding the table of contents of Part A, which is attached for evidence purposes only, were read aloud by the notary to the deponents, approved by the deponents and signed by the deponents and the notary in their own hands as follows:
/s/ Pär Johansson    /s/ Maximilian Holm    /s/ Stefan Wirsch
/s/ Alexander Haines, Notar

Part A: Agreement on the Sale and Purchase of all shares in PlusServer GmbH

AGREEMENT

on the Sale and Purchase of all shares
in PlusServer GmbH

by and between

1. HOST Europe GmbH,
a company with limited liability duly incorporated and existing under the laws of Germany (local court of Cologne under HRB 28495) with registered address Welserstrasse 14, 51149 Cologne, Germany,
(hereinafter referred to as “Seller”).

2. Blitz 17-568 GmbH,
a company with limited liability duly incorporated and existing under the laws of Germany with registered offices in Munich, registered in the Commercial Register of the Local Court of Munich under HRB 234477,
(hereinafter referred to as “Purchaser”),
(Seller and Purchaser hereinafter also jointly referred to
as the “Parties” and each as a “Party”).

AGREEMENT

on the Sale and Purchase of all shares
in PlusServer GmbH

by and between

HOST EUROPE GMBH

and

BLITZ 17-568 GMBH

Recitals

(A)
WHEREAS, Seller is the sole shareholder of PlusServer GmbH, a limited liability company established under the laws of Germany (Gesellschaft mit beschränkter Haftung) with registered offices in Cologne, Germany, registered in the Commercial Register of the Local Court of Cologne under HRB 84977 (“PlusServer” or the “Company”). The nominal share capital (Stammkapital) of PlusServer amounts to EUR 150,000.00 and comprises four shares with serial numbers 1 through 4 in the nominal amount of EUR 25,000.00 (serial no. 1), EUR 100.00 (serial no. 2), EUR 71,600.00 (serial no. 3), and EUR 53,300.00 (serial no. 4) (such shares are hereinafter jointly referred to as the “Sold Shares”);

(B)
WHEREAS, sole shareholder of the Seller is Host Europe Internet GmbH, a limited liability company established under the laws of Germany (Gesellschaft mit beschränkter Haftung) with registered offices in Cologne, Germany, registered in the Commercial Register of the Local Court of Cologne under HRB 78934 (“HEI”);

(C)
WHEREAS, the Seller as controlling entity and PlusServer as controlled entity have entered into a profit and loss transfer agreement dated 31 October 2013 (roll of deeds no. 3993/2013, notary Dr. Michael Bohrer, Munich; the “PLTA”);

(D)	WHEREAS, PlusServer currently holds participations in the following entities:

(a)
PlusServer Deutschland GmbH, a limited liability company established under the laws of Germany (Gesellschaft mit beschränkter Haftung), registered in the commercial register of the local court of Cologne under HRB 82361 (“PSD”). PSD has a total nominal share capital of EUR 71,392.00, comprising seven shares in the nominal amount of EUR 11,319.00 (share no. 1), EUR 9,303.00 (share no. 2), EUR 11,796.00 (share no. 3), EUR 27,429.00 (share no. 4), EUR 2,016.00 (share no. 5), EUR 4,033.00 (share no. 6), and EUR 5,496.00 (share no. 7), respectively which are all held by the Company. PSD, in its turn, holds no interest in other entities;

(b)
MCS GmbH, a limited liability company established under the laws of Germany (Gesellschaft mit beschränkter Haftung), registered in the commercial register of the local court of Hamburg under HRB 144607 (“MCS”). MCS has a total nominal share capital of EUR 250,000.00, comprising 250,000 shares in the nominal amount of EUR 1.00 each, which are all held by the Company. MCS, in its turn, holds no interest in other entities;

(c)
PlusServer France SARL, a limited liability company established under the laws of France (société à responsabilité limitée), registered in the Registre du Commerce et des Sociétés Strassburg under no. 815 393 210 (“PSF”). PSF has a nominal share capital of EUR 100,000.00, comprising 100,000 shares in the nominal amount of EUR 1.00 each, which are all held by the Company. PSF, in its turn, holds no interest in other entities;

(PSD, MCS, and PSF are hereinafter also referred to as the “Group Companies” and each as a “Group Company” and – together with PlusServer – as the “Target-Group” and each as a “Member of the Target-Group”).

(E)
WHEREAS, Host Europe GmbH has carved out and hived down its managed hosting business into its subsidiary PlusServer as per 31 March 2016. The fair market value of the hived down managed hosting business was appraised by BDO AG Wirtschaftsprüfungsgesellschaft, Frankfurt am Main and according to their report issued on 1 June 2017 amounted to EUR 86,700,000.00. The parties acknowledge above-mentioned report by BDO AG Wirtschaftsprüfungsgesellschaft.

(F)
WHEREAS, PlusServer has sold and transferred all shares held by it in WorldHostingDays GmbH (local court of Cologne, HRB 73658; “WHD”) to Host Europe Internet GmbH (local court of Cologne, HRB 78934) with economic effect and effect in rem from the end of 28 February 2017 (24.00 hrs.) in accordance with the share purchase agreement dated 22 February 2017 (roll of deeds no. 298/2017 H, notary Dr. Marc Hermanns, Cologne) (the “WHD Divestiture”). In the course of the WHD Divestiture, the domination and profit and loss transfer agreement between PlusServer as controlling entity and WHD as controlled entity dated 2 February 2012/15 December 2015 (the “WHD DPLTA”) was terminated with effect from the end of 28 February 2017 (24.00 hrs.).

(G)
WHEREAS, PlusServer and the Group Companies are active in the webhosting business and provide individual full-service managed private solutions and hybrid cloud solutions for larger customers as well as other related IT-services in Germany and in other countries (the “Business”)

(H)
WHEREAS, the Company and the Business have been described in more detail in a confidential information memorandum prepared by the Seller (the “Information Memorandum”) which has been made available to the Purchaser prior to the negotiation and signing of this sale and purchase agreement (the “Agreement”);

(I)
WHEREAS, Purchaser, after having conducted a review of the commercial, financial, legal, and tax situations of PlusServer and the Group Companies (the “Due Diligence”), is interested in purchasing 100% of the shares in PlusServer.

NOW THEREFORE, in consideration of the premises and of the mutual agreements hereinafter set forth, each of the Parties agrees to this Agreement as follows:

1.	Effective Date
For the purposes of this Agreement, the “Effective Date” shall mean the day after the Closing Date (as defined below), 00.00 hrs. (CET).

2.	Sale of the Shares

2.1	Sale of the Sold Shares; right to profits

2.1.1
The Seller hereby agrees to sell and transfer to the Purchaser, who accepts such sale and transfer, with economic effect (wirtschaftlicher Wirkung) as of the Effective Date the Sold Shares upon the terms and conditions of this Agreement.

2.1.2
The sale and purchase of the Sold Shares hereunder shall include any and all rights pertaining to the Sold Shares, including the rights to receive dividends for the current fiscal year and for former fiscal years, in each case to the extent such dividends have not been distributed to the Seller (or any then current shareholder) prior to the Effective Date.

2.2	Condition precedent
The transfer of the Sold Shares shall become effective upon the fulfillment of the condition precedent (aufschiebende Bedingung) of the payment of the Preliminary Purchase Price pursuant to clause 3.2 of this Agreement. The Seller shall be entitled to waive the condition precedent under this Clause 2.2.

3.	Purchase Price; Payment Conditions; Adjustment of Preliminary Purchase Price

3.1	Purchase Price

3.1.1	The preliminary purchase price mutually agreed between the Parties and to be paid by the Purchaser for the Sold Shares shall amount to
EUR 385,000,000.00
(in words: Euros three hundred eighty-five million)
(the “Preliminary Purchase Price”).
The Preliminary Purchase Price was calculated in accordance with the purchase price formula and the principles set forth in Exhibit 3.1.1. The Preliminary Purchase Price shall be subject to adjustment after Closing (as defined below) in accordance with clause 3.3 below.

3.2	Payments
The Preliminary Purchase Price shall become due (fällig) and payable (zahlbar) on the Closing Date. The Purchaser shall pay the Preliminary Purchase Price in Euro in accordance with clause 6.2.1 below by wire transfer (free of charges to the recipient) in immediately available funds into the following bank account of the Seller
Acount owner:        Seller
Bank:            Sparkasse KölnBonn
BIC:            COLSDE33XXX
IBAN:            DE29 3705 0198 1004 1426 32
(the “Seller’s Account”) or any other account to be nominated by the Seller to the Purchaser in writing at least five (5) Business Days (as defined below) prior to the Closing Date.

3.3	Adjustment of the Preliminary Purchase Price

3.3.1
As soon as practicable, but in no event later than three (3) months after the Closing Date, the Company shall prepare and deliver to the Seller the unaudited consolidated financial statements of PlusServer (comprising each Member of the Target-Group) as of the Closing Date (the “Consolidated Closing Date Financial Statements”) and the (to the extent required by law) audited individual financial statements for each Member of the Target-Group as of the Closing Date (the “Individual Closing Date Financial Statements”). The Consolidated Closing Date Financial Statements and the Individual Closing Date Financial Statements shall be prepared in accordance with Germany’s generally accepted accounting principles and the accounting and valuation principles (Wahrung der Bilanzierungs- und Bewertungskontinuität) used by the Target-Group for the preparation of the individual financial statements of each Member of the Target-Group as of 31 December 2016 (the “2016 Financial Statements”) (to the extent prepared in accordance with Germany’s or other local generally accepted accounting principles, as the case may be) and the additional accounting principles set out in Exhibit 3.3.1. On the basis of the Consolidated Closing Date Financial Statements and the Individual Closing Date Financial Statements the Company shall prepare and deliver to the Seller the calculation of the adjusted purchase price for the Sold Shares in accordance with the purchase price formula and the principles set forth in Exhibit 3.1.1 (the “Adjustment Statements”).

3.3.2
The Purchaser shall cause the Company to prepare the Adjustment Statements and to make available a copy of the Adjustment Statements to the Seller without undue delay (unverzüglich) after their preparation. The Parties agree that the costs in connection with the preparation of the Consolidated and Individual Closing Date Financial Statements and the Adjustment Statements and the audit with respect to the Individual Closing Date Financial Statements to the extent required by law shall be borne by the respective Member of the Target-Group and shall not reduce the Purchase Price.

3.3.3
The Seller shall within thirty (30) Business Days from the date of the submission of the Adjustment Statements complete its review and notify the Purchaser in writing of its objections, if any (the “Objections”). Any Objection shall set forth specific and reasonably detailed descriptions of the items and amounts being subject of such Objection (the “Disputed Items”). The Seller shall be deemed to have accepted the Adjustment Statements that are not specifically disputed in the Objection. If the Seller allows the deadline to lapse without asserting any Objections, the Adjustment Statements shall become binding for the Parties.

3.3.4
If within thirty (30) Business Days after the submission by the Seller of any Objection, the Parties are unable to resolve all the Disputed Items using their good faith efforts to reach a solution, they shall submit the unresolved Disputed Items to an expert arbitrator (Schiedsgutachter) (the “Expert Arbitrator”). The Parties agree that KPMG AG

(“KPMG”), Wirtschaftsprüfungsgesellschaft, Berlin, shall appoint upon request by a Party a partner of KPMG as Expert Arbitrator. Should no partner of KPMG be available, the Parties shall agree within further three (3) Business Days on another accounting firm of international standing to be appointed as Expert Arbitrator. If the Parties cannot agree on the nomination of an Expert Arbitrator within this deadline then each Party shall be entitled to request the designation of such Expert Arbitrator by the chairman of the management board of the Institute of Public Auditors in Germany (Vorsitzender des Vorstands des Instituts der Wirtschaftsprüfer in Deutschland e.V.) in Dusseldorf.

3.3.5
The Purchaser and the Seller shall each as promptly as possible prepare a written statement on the unresolved Disputed Items together with the relevant documentation in relation thereto, which shall be submitted to the Expert Arbitrator for determination. The Purchaser and the Seller shall cause the Expert Arbitrator to be provided with any other information and documentation that may be reasonably requested by it as soon as reasonably practicable. The Parties shall request the expert to use its best efforts to render its determination within thirty (30) Business Days following its appointment. The determination of the unresolved Disputed Items by the Expert Arbitrator shall be within the range of the Seller’s and the Purchaser’s respective positions and shall state which adjustment, if any, should be made to the Adjustment Statements and shall be delivered to the Purchaser and the Seller as soon as practicable. Such determination shall be final, conclusive and binding upon the Parties. The fees and disbursements of the Expert Arbitrator shall be allocated between the Purchaser and the Seller in the same proportion that the aggregate amount of unresolved Disputed Items so submitted to the Expert Arbitrator that is unsuccessfully disputed by each (as finally determined by the expert) bears to the total amount of such unresolved Disputed Items so submitted.

3.3.6
The Adjustment Statements (i) to which the Seller does not object in accordance with clause 3.3.3 or (ii) to which the Purchaser and the Seller agree, or (iii) which are otherwise conclusively determined in accordance with 3.3.5 shall be referred to respectively as the “Final Adjustment Statements”.

3.3.7
The adjusted purchase price shall be calculated on the basis of the Final Adjustment Statements and in accordance with the purchase price formula and the principles set forth in Exhibit 3.1.1 (the “Final Purchase Price”). The balance between the Final

Purchase Price and the Preliminary Purchase Price shall be referred to as the “Adjustment Amount”.

3.3.8
If the Final Purchase Price is higher than the Preliminary Purchase Price, the Purchaser shall pay the Adjustment Amount to the Seller. If the Final Purchase Price is lower than the Preliminary Purchase Price, the Seller shall pay the Adjustment Amount to the Purchaser to a bank account notified to the Seller by the Purchaser in writing at least five (5) Business Days in advance of the envisaged payment of the Adjustment Amount. The payment of the Adjustment Amount pursuant to this Clause 3.3.8 shall be made within ten (10) Business Days from the day the Adjustment Statements become the Final Adjustment Statements; it being understood that any Adjustment Amount to be paid by the Seller shall in no event become due (fällig) prior to the lapse of the 5-Business Days notification period pursuant to sentence 2 of this Clause 3.3.8.

3.3.9
The Purchaser shall (i) grant the Seller, its Affiliates (as defined below) and their representatives and advisors (the “Seller’s Side”) access to the premises, books and records, management and auditors of the Members of the Target-Group and all other information or documents and (ii) ensure that the Seller’s Side and the Expert Arbitrator shall receive all information and documentation, in each case (i) and (ii) during the preparation, finalization and, if legally required, the audit of the Consolidated Closing Date Financial Statements, the Individual Closing Date Financial Statements or the Adjustment Statements required for the purposes of this clause 3. The Seller’s Side shall be entitled if and to the extent required for purposes of this clause 3 (i) to attend to all scheduled meetings and scheduled telephone/video conferences held with the Purchaser in connection with the preparation, finalization and, if legally required, the audit, of the Consolidated Closing Date Financial Statements, the Individual Closing Date Financial Statements or the Adjustment Statements and make oral statements or submissions at such meetings and telephone/video conferences as they deem reasonably appropriate, and (ii) to review and have an auditor of their choice and at their cost review the Consolidated Closing Date Financial Statements, the Individual Closing Date Financial Statements or the Adjustment Statements. The Purchaser shall release any involved auditors of the Company for the benefit of the Seller’s Side from their confidentiality obligation and shall instruct them to grant unrestricted access to their work documents and records if and to the extent required for purposes of this clause 3.

4.	Settlement of the PLTA and the Intercompany Loans

4.1	Procedure for Termination of the PLTA
Purchaser acknowledges and agrees that the PLTA shall be terminated with effect as of the Scheduled Closing Date (as defined below) and Seller shall procure the termination as per the Scheduled Closing Date. For the purpose of termination of the PLTA, Seller shall resolve in a shareholder’s meeting of the Company on the change of the Company’s fiscal year to a fiscal year that deviates from the calendar year, thus constituting a short fiscal year from 1 January 2017 through the Scheduled Closing Date, and instruct the Company’s managing directors to file for registration of such shareholder’s resolution in the commercial register of the Company and to obtain – prior to the shareholder’s resolution to change the fiscal year is taken – the approval from the financial authorities to change the fiscal year.

4.2	Settlement of the PLTA

4.2.1
The PLTA shall be finally settled on basis of the Individual Closing Date Financial Statement of PlusServer. The Individual Closing Date Financial Statement of PlusServer as well as the profits (“Profit Amount”) or the losses (“Loss Amount”), as the case may be, contained therein shall be binding upon the Parties and shall neither be subject to any challenge by Purchaser nor by the Company, and Purchaser shall procure that, after Closing, neither the Company nor any Group Company challenges the Individual Closing Date Financial Statement of PlusServer, save for challenges based on a manifest and material error in the determination of the Profit Amount or the Loss Amount, respectively. Any such challenge maybe raised by Purchaser only in writing and only within five (5) Business Days following receipt of the Individual Closing Date Financial Statement of PlusServer (Ausschlussfrist). The Purchaser shall approve (feststellen) the Individual Closing Date Financial Statement of PlusServer in a shareholder’s meeting on the sixth (6th) Business Day after receipt of the Individual Closing Date Financial Statement of PlusServer by the Purchaser.

The Seller estimates that the Individual Closing Date Financial Statement of PlusServer will show a Profit Amount of EUR 29,174,000.00 as of the envisaged Closing Date 31 August 2017 (“Estimated Profit Amount”).
In case of any subsequent change of the Individual Closing Date Financial Statement of PlusServer which results in (i) a Loss Amount (instead of a Profit Amount under the Closing Date Financial Statement of PlusServer prior to such change) or (ii) a higher Loss Amount (compared to the Loss Amount under the Closing Date Financial Statement of PlusServer prior to such change) and creates an obligation of Seller under sec. 302 German Stock Corporation Act (Aktiengesetz – AktG), the Seller shall fulfill such obligations by making a corresponding payment provided that the Purchaser shall reimburse the Seller for any such payments made, unless the Seller has caused the initial incorrectness of the Closing Date Financial Statements of PlusServer acting willfully (vorsätzlich).

4.2.2
On the Closing Date Seller and the Company shall enter into an agreement regarding the set-off of the Seller’s claim against the Company for payment of the Estimated Profit Amount against a portion of the Outstanding Receivables in the same amount.

4.2.3
In the event the Profit Amount (as calculated in accordance with clause 4.2.1 above) falls short of the Estimated Profit Amount or in the event that on basis of PlusServer’s Individual Closing Date Financial Statements there is a Loss Amount, the Seller shall pay to the Company the amount of such shortfall (or the difference amount between the Estimated Profit Amount and the Loss Amount, as the case may be) within fifteen (15) Business Days from the date on which PlusServer’s Closing Date Financial Statements have been approved (festgestellt) by the Purchaser in accordance with the ultimate sentence of the first paragraph of clause 4.2.1 above. In the event that the Profit Amount (as calculated in accordance with clause 4.2.1 above) exceeds the Estimated Profit Amount, the Company shall pay to the Seller the surplus within the time period set out in the preceding sentence.

4.2.4	Purchaser shall indemnify and hold Seller harmless from and against all liabilities and losses incurred by Seller which relate to or arise out of any obligations of Seller under sec. 303 AktG.

4.3	Settlement of remaining Intercompany Loan

4.3.1
Each Member of the Target-Group is, amongst other entities of the Host Europe Group, a party to the Intercompany Loan Memorandum of the Host Europe Group as amended several times (“Intercompany Loan Memorandum”). Prior to the date hereof, the Members of the Target-Group and Seller restructured the existing intercompany loans so that, as a result, the Company has an intercompany loan claim against the Seller (“Intercompany Loan”). Besides the Intercompany Loan, there are certain trade balances and cash transfer positions resulting in claims of the Company against the Seller (together with the Intercompany Loan “Outstanding Receivables”). The Outstanding Receivables shall be reduced by the amount set off against the Estimated Profit Amount in accordance with Clause 4.2.2. The remaining amount shall be set off against a claim by Seller against the Company in a corresponding amount at the latest on the Closing Date. Such Seller’s claim shall result from the distribution of capital reserves (freie Kapitalrücklage) in a corresponding amount.

5.	Closing Conditions; Waiver of Closing Conditions

5.1	Closing Conditions
The obligations of the Parties to carry out the Closing shall be subject to the satisfaction of the following conditions precedent (aufschiebende Bedingungen) (the “Closing Conditions”):

5.1.1
the merger control approval by the German Federal Cartel Office (Bundeskartellamt) (the "FCO") under applicable German merger control rules for the contemplated concentration (Zusammenschluss) resulting from the acquisition of the Sold Shares by the Purchaser has been or is deemed to be obtained in accordance with the applicable German laws; this shall in any event be deemed to be the case upon the occurrence of the events set forth in clause 5.1.3 below (the "German Antitrust Clearance").

5.1.2
the merger control approval by the Austrian cartel office (Bundeswettbewerbsbehörde) under applicable Austrian merger control rules for the contemplated concentration (Zusammenschluss) resulting from the acquisition of the Sold Shares by the Purchaser has been or is deemed to be obtained in accordance with applicable Austrian laws; this shall in any event be deemed to be the case upon the occurrence of the events set forth in clause 5.1.4 below (the "Austrian Antitrust Clearance" together with the German Antitrust Clearance the “Antitrust Clearances”).

5.1.3	The German Antitrust Clearance shall be deemed to be obtained if:

(a)	the FCO has cleared the proposed concentration in accordance with sec. 40 para. 2 sentence 1 of the German Law against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen – "GWB"); or

(b)	the parties involved (Zusammenschlussbeteiligte) have received a written notice from the FCO that the facts of the case do not allow a prohibition of the transaction under section 36 GWB; or

(c)
the FCO fails to notify the parties involved in accordance with sec. 40 para. 1 sentence 1 GWB within one (1) month after receipt of the pre-merger notification that it has commenced a formal investigation of the proposed concentration; or

(d)
the FCO (i) fails to prohibit the proposed concentration in accordance with sec. 40 para. 2 sentence 1 GWB within four (4) months after receipt of the pre-merger notification and (ii) fails to reach an agreement with the parties involved on the extension of such four-month waiting period in accordance with sec. 40 para. 2 sentence 3 no. 1 of the GWB.

5.1.4	The Austrian Antitrust Clearance shall be deemed to be obtained if:

(a)
the competent Austrian antitrust authorities (Amtsparteien) waive their right to file for an application for examination (Verzicht auf Stellung eines Prüfantrags) pursuant to sec. 11 para. 4 of the Austrian Cartel Act (Kartellgesetz), or

(b)
(x) the standstill period (Antragsfrist) provided for in sec. 11 para 1 or 1a of the Austrian Cartel Act (Kartellgesetz) lapses without an application for examination having been made (keine Stellung eines Prüfungsantrags) by any of the Austrian antitrust authorities (Amtsparteien); or (y) all application(s) for examination made by one or several of the Austrian antitrust authorities (Amtsparteien) during such period are withdrawn by the respective competent Austrian antitrust authorit(y/ies) (Amtspartei(en)); or

(c)	a binding clearance decision (rechtskräftige Freigabeentscheidung) is made by the Austrian Cartel Court (Kartellgericht) pursuant to sec. 12 of the Austrian Cartel Act (Kartellgesetz); or

(d)
a binding decision (rechtskräftige Entscheidung) is made by the Austrian Cartel Court (Kartellgericht) providing that no notifiable event (kein anmeldepflichtiger Zusammenschluss) arises from the contemplated acquisition of the Sold Shares; or

(e)
a binding decision (rechtskräftige Entscheidung) is made by the Austrian Cartel Court (Kartellgericht) providing for the termination of the proceedings based upon the expiry of the waiting period pursuant to sec. 14 para 1 of the Austrian Cartel Act (Kartellgesetz); or

(f)	a binding clearance decision (rechtskräftige Freigabeentscheidung) is made by the Austrian Supreme Cartel Court (Kartellobergericht); or

(g)
a binding decision (rechtskräftige Entscheidung) is made by the Austrian Supreme Cartel Court (Kartellobergericht) providing that no notifiable event (kein anmeldepflichtiger Zusammenschluss) arises from the contemplated acquisition of the Sold Shares; or

(h)
a binding decision (rechtskräftige Entscheidung) is made by the Austrian Supreme Cartel Court (Kartellobergericht) providing that the waiting period pursuant to sec. 14 para 1 of the Austrian Cartel Act (Kartellgesetz) has expired.

5.2	Notification regarding fulfillment of Closing Conditions
The Seller and the Purchaser shall each notify the other promptly (unverzüglich) upon becoming aware (i) that a Closing Condition has been fulfilled or (ii) of the definitive (endgültig) failure of a Closing Condition to be fulfilled.

6.	Closing; Closing Actions

6.1	Closing
The consummation (Vollzug) of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Heuking Kühn Lüer Wojtek in Cologne (Magnusstraße 13, 50672 Cologne, Germany), unless the Seller and the Purchaser agree on a different location, (i) on the last day of the month in which the Closing Conditions set forth in clause 5.1 have been fulfilled provided, however, that, if such day is less than ten (10) Business Days before the end of a calendar month, Closing shall take place on the last day of the immediately following month (the “Scheduled Closing Date”), in each case provided that the PLTA and the short fiscal year 2017 ends on such date or (ii) at any other time or place which the Seller and the Purchasers will mutually agree upon (such date the “Closing Date”).

6.2	Closing Actions

6.2.1	On the Closing Date, the Parties shall simultaneously (Zug um Zug) take the following actions (the “Closing Actions”):

(a)
The Seller shall hold and, as the case may be, shall procure that the Company holds, a shareholders’ meeting and vote for a shareholders’ resolution granting discharge (Entlastung) to each of the directors and board members of the Group Companies resigning before or on the Closing Date for the fiscal year 2016 and for the time period from 1 January 2017 through to the date their resignations become effective;

(b)
Seller shall deliver a confirmation by the parties to the Intercompany Loan Memorandum that any and all claims of Host Europe Group against the Company and the Group Companies under the Intercompany Loan Memorandum (and vice-versa) have been settled;

(c)
Seller shall deliver originals of each of the Agreement on Data Center Connectivity, the Service Agreement on Colocation Services, the Agreement on Transitional Services for Domain Administration, and the Agreement on Transitional Services (jointly referred to as the “Carve-out Documents”) to be signed on the Closing Date at the latest substantially in the form as attached hereto as Exhibit 6.2.1(c);

(d)	the Purchaser shall pay to the Seller the Preliminary Purchase Price;

(e)	following receipt of the Preliminary Purchase Price, the Seller shall confirm such receipt in writing to the Purchaser; and

(f)
the Seller and the Purchaser shall execute a closing protocol confirming the fulfilment of the Closing Conditions and the due performance or waiver, as the case may be, of the Closing Actions pursuant to clauses 6.2.1(a) through (e) above (the “Closing Memorandum”).

6.2.2
All Closing Actions may be waived, in full or in part, at any time by written agreement of the Seller and the Purchaser. The Purchaser shall be entitled to waive unilaterally the Closing Actions under clauses 6.2.1(a) through 6.2.1(c).

6.2.3
The Parties hereby irrevocably instruct the acting notary to file an updated list of shareholders reflecting the transfer of the Sold Shares contemplated herein without undue delay upon receipt of a pdf or facsimile copy of the duly executed Closing Memorandum from the Parties.

6.3	Right to rescind / Damage Claims
If (i) the Purchaser fails to fully perform the Closing Action set forth in clause 6.2.1(d) above within three (3) Business Days of the Closing Date, or (ii) the Closing has not occurred, at the latest, six (6) months after the date on which this Agreement was signed

(such date the “Signing Date” and the date six (6) months thereafter the “Longstop Date”), in case of (i) the Seller and in case of (ii) either Party (unless the non-occurrence of the Closing prior to the Longstop Date was caused by a breach of any obligation of the respective Party under this Agreement) may rescind this Agreement (Rücktritt vom Vertrag) by written notice to the other Party. If this Agreement is rescinded in accordance with this clause 6.3 this Agreement shall cease to have force and effect and shall not create any binding obligation between the Parties except that this clause 6.3 and clauses 13 (Confidentiality and press releases), 15 (No assignment of rights; no set-off rights), 18 (Costs and taxes; VAT treatment), 19 (Notices), 20.1 (Governing Law), 20.2 (Place of jurisdiction), 20.7 (Entire Agreement) and 20.8 (Severability) shall remain in force and effect and all claims arising out of breaches of this Agreement (in particular damage claims resulting from breaches by Purchaser of any obligation under clause 10.1 or its obligation under clause 6.2.1(d)) that have occurred prior to rescission shall remain unaffected.

7.	Seller’s Guarantees

7.1	Form and scope of Seller’s Guarantees
The Seller hereby guarantees to the Purchaser that the statements in clause 7.2 (such statements collectively referred to as the “Seller’s Guarantees” and each a “Seller’s Guarantee”) are correct as of the Signing Date and as of the Closing Date, in each case by way of an independent promise of guarantee (selbständiges Garantieversprechen) within the meaning of sec. 311 para. 1 BGB and subject to the requirements and limitations provided for in clause 8 below or otherwise in this Agreement. The Seller and the Purchaser agree and explicitly confirm that the guarantees in this clause 7 shall neither be qualified and construed as quality guarantees concerning the object of the purchase (Garantien für die Beschaffenheit der Sache) within the meaning of sec. 443, 444 BGB nor as quality agreements (Beschaffenheitsvereinbarungen) within the meaning of sec. 434 para. 1 sentence 1 BGB and that sec. 444 BGB shall not and does not apply to the guarantees contained herein.

7.2	Seller’s Guarantees
In accordance with and under the limitations set out in clause 7.1, the Seller guarantees to the Purchaser the following:

(a)
The Seller is the sole legal and beneficial owner of the Sold Shares. The Sold Shares have been validly issued, are fully paid in, either in cash or in kind, have not been repaid and are free from any encumbrances or other rights of third parties, and there are no pre-emptive rights, options, voting arrangements or other rights of third parties to acquire any of such Sold Shares or newly issued shares in the Company. There are no obligations to make further contributions or other payments. The statements regarding the Target-Group and their members made in the Recitals (A) and (D) are true and correct. The Group Companies are duly established and validly existing;

(b)
The Seller has the absolute and unrestricted right, power, authority and capacity to execute this Agreement. Subject to the Antitrust Clearance, it is not required to give any notice to any person or obtain any consent or governmental authorisation in connection with the execution and performance of this Agreement by itself;

(c)	The Seller is entitled to freely dispose of the Sold Shares without such a disposal infringing any rights of a third party;

(d)
No bankruptcy, insolvency, reorganization, liquidation, judicial composition or similar proceedings (whether mandatory or voluntary) concerning the Company, PSD or PFS have been applied for by its management or, according to Seller’s Knowledge (as defined below), by third parties, are pending or have been rejected on account of a lack of assets. No circumstances exist which would require an application for any such proceedings.

(e)
The individual financial statements of each of the Company, PSD and PSF for the fiscal year ending on 31 December 2016 (collectively the “Financial Statements”) have been prepared in accordance with the statutory provisions of (i) German law and Germany’s generally accepted accounting principles regarding the Company and PSD and (ii) French law and French generally accepted accounting principles regarding PSF, in each case consistent with past practices (including the consistent use of any discretionary rights). To Seller’s Knowledge, the Financial Statements present a true and fair view of the net assets, financial position, cash-flows and results of operations (Vermögens-, Finanz- und Ertragslage) of the Company, PSD or PSF, respectively as of, and with respect to the financial year ending on, 31 December 2016.

7.3	No other Seller’s guarantees

7.3.1
The Purchaser explicitly acknowledges to purchase and acquire the Sold Shares and the business associated therewith in the condition they are in on the Signing Date based upon its own inspection, examination and determination with respect thereto, and to undertake the acquisition based upon its own inspection, examination and determination without reliance upon any express or implied representations, warranties or guarantees of any nature made by the Seller except for the guarantees explicitly given by the Seller in clause 7.2.

7.3.2
Without limiting the generality of the foregoing and the scope of the Seller’s Guarantees (which shall remain unaffected), the Purchaser acknowledges that (i) in deciding on the acquisition of the Sold Shares, and in determining the terms of their acquisition, the Purchaser has not relied on, and (ii) the Seller shall not be responsible, and give no representation, warranty or guarantee with respect to

(a)
any projections, estimates or budgets delivered or made available to the Purchaser of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) or the future business operations of the Target-Group;

(b)
any other information or documents made available to the Purchaser or its counsel, accountants or advisors with respect to the business of the Target-Group, including, but not limited to, the Information Memorandum and the information provided during the management presentation delivered on 3 July 2017, except as expressly set forth in this Agreement.

7.3.3
The Purchaser confirms that the Seller is responsible only for actions and statements made by its statutory representatives (vertretungsberechtigte Organe) and authorised contractual representatives (bevollmächtigte rechtsgeschäftliche Vertreter), and actions or statements by any other person including representatives of the Group Companies, shall not be attributed to the Seller.

8.	Remedies for breach of Seller’s Guarantees

8.1	General / recoverable damages

8.1.1
In the event of any breach or non-fulfillment by the Seller of any of the guarantees pursuant to clause 7 or any of the covenants given by the Seller under clause 10.2 (a “Purchaser’s Claim”), the Seller shall put the Purchaser into the position the Purchaser would have been in had the guarantee not been breached (restitution in kind – Naturalrestitution). If the Seller is unable to achieve this position within three (3) months after the Purchaser has given notice of the breach to the Seller, the Purchaser may claim for monetary damages (Schadenersatz in Geld), provided, however, that such damages shall only cover actual damages incurred by the Purchaser, and shall in particular not cover internal administration or overhead costs of the Purchaser, consequential damages (Folgeschäden) (unless foreseeable) and loss of profits (entgangener Gewinn).

8.1.2
In the event of any alleged Purchaser’s Claim, the Purchaser shall give the Seller written notice of the alleged breach of the relevant guarantee pursuant to clause 7 given by the Seller or of the non-fulfilment of any of the covenants given by the Seller under clause 10.2, with such notice stating the nature thereof and the amount involved to the extent that such an amount has been determined at the time when such notice is given, within ten (10) Business Days after discovery of such breach or non-fulfilment. Without prejudice to the validity of the Purchaser’s Claim or alleged Purchaser’s Claim in question, the Purchaser shall allow, and shall cause the Group Companies to allow, the Seller and its respective accountants and professional advisors to reasonably investigate the matter or circumstances alleged to give rise to such Purchaser’s Claim, and whether and to what extent any amount is payable in respect of such Purchaser’s Claim or alleged Purchaser’s Claim, and, for such purpose, the Purchaser shall give, and shall cause the Group Companies to give, such information and assistance, including access to the Purchaser’s and the Group Companies’ premises and personnel and including the right to examine any assets, accounts, documents and records, each during normal business hours, as the Seller or its accountants or professional advisors may reasonably request. The Seller agrees that all information obtained under this clause 8.1.2 shall be treated as Confidential Information. This clause 8.1.2 shall also apply in case of court or arbitration proceedings pending between the Parties in connection with the transactions contemplated under this Agreement.

8.1.3
When calculating the amount of the liability of the Seller under or in connection with this Agreement, all advantages in connection with the relevant matter shall be taken into account (Vorteilsausgleich) and the Seller shall not be liable under or in connection with this Agreement in respect of any Purchaser’s Claim for any losses suffered by the Purchaser or the Group Companies to the extent of any corresponding savings by, or net benefit to, any of the Group Companies, the Purchaser and/or any Affiliate of the Purchaser arising therefrom.

8.2	Exclusion of Seller’s liability
The Seller shall not be liable for, and the Purchaser shall not be entitled to claim for, any damages of the Purchaser under or in connection with this Agreement if and to the extent that

8.2.1
the matter to which the Purchaser’s Claim relates has been (i) taken into account in the 2016 Financial Statements, copies of which are attached hereto as Exhibit 8.2.1, by way of a provision (Rückstellung) (excluding lump-sum provisions (Pauschalrückstellungen), liability (Verbindlichkeiten), exceptional depreciations (außerplanmäßige Abschreibungen) or depreciations to reflect lower market values (Abschreibungen auf den niedrigeren beizulegenden Wert), in each case reasonably specifically associated with the matter in question or (ii) otherwise been taken into account by the Purchaser for the calculation of the Preliminary Purchase Price and/or the Final Purchase Price;

8.2.2
the amount of the Purchaser’s Claim is recovered by the Purchaser, any Affiliate of the Purchaser or any of the Group Companies from a third party including, but not limited to, through existing insurance policies (provided that the Purchaser, its Affiliates and any Group Company shall use commercially reasonable efforts to recover any such amounts from potential third party debtors);

8.2.3
the matter to which the Purchaser’s Claim relates or the payment or settlement of any item giving rise to a Purchaser’s Claim results in any benefits, including by refund, set-off or reduction of taxes within the meaning of sec. 3 of the German Tax Code (Abgabenordnung) (Steuern und steuerliche Nebenleistungen) or any equivalent taxes under the laws of any other jurisdiction (“Taxes”) to the Group Companies, the Purchaser and/or any Affiliate of the Purchaser;

8.2.4
the Purchaser, any Affiliate of the Purchaser and/or any of the Group Companies has failed after the Closing Date to comply with its duty to mitigate damages (Schadensminderungsobliegenheit) pursuant to sec. 254 para. 2 BGB;

8.2.5	the breach of the Seller’s Guarantee resulting in the respective Purchaser’s Claim was known by the Purchaser on the date hereof;

8.2.6	only with respect to a Purchaser’s Claim resulting from a breach of a Seller’s Guarantee, the matter to which the Purchaser’s Claim relates was disclosed in any of the following:

(a)	the contents of any presentations given on 3 July 2017;

(b)	the confidential Information Memorandum regarding the Target-Group prepared by the Seller;

(c)	the tax fact book prepared by Ernst & Young;

(d)	the legal fact book regarding the Group prepared by Heuking Kühn Lüer Wojtek PartGmbB;

(e)	the financial vendor due diligence report prepared by Deloitte;

(f)	the commercial vendor due diligence report prepared by OC&C;

(g)
any information received by the Purchaser, its representatives and/or professional advisors in writing or in text form (Textform) in connection with the transactions contemplated under this agreement, in particular (i) any presentation materials delivered to the Purchaser, its representatives and/or professional advisors at management presentations and expert meetings and (ii) any answers in writing or in text form (Textform) given by the Seller or its representatives and/or professional advisors in connection with the question and answer process up until and including 13 July 2017;

(h)
the documents contained in the virtual data room operated by RR Donnelly and accessible to the Purchaser, its representatives and professional advisors until 13 July 2017, a complete set of which has been stored on one (1) DVD (“Data Carrier”) deposited with the acting notary on the date hereof for purposes of providing evidence for a period of three (3) years after the Closing Date, unless otherwise jointly instructed in writing by the Parties; during such period, the notary shall provide copies of the Data Carrier or of documents contained on the Data Carrier (to the extent feasible for the notary) including a confirmation on the respective copy of the Data Carrier or document that they are a copy of the Data Carrier or the respective document on the Data Carrier, respectively, to each of the Parties upon the respective Party's written request and its own cost; at the end of such period, the notary shall return the Data Carrier to Seller; the notary has not reviewed the Data Carrier and shall not be liable for its content or the durability of the data stored on the Data Carrier; the notary shall be liable in case of loss or destruction only for intent or gross negligence;

(i)	the Exhibits or elsewhere in this Agreement.
provided that the facts and circumstances giving rise to the potential Purchaser’s Claim were fairly disclosed to the Purchaser or its counsel, accountants or advisors with respect to the Business or the Target-Group, i.e. a presentation which was made in such a manner and detail that a reasonable addressee is enabled to make an informed assessment of the relevant matter, its significance, nature and effect and was made in a context that would reasonably be expected to contain such information of the relevant kind;

8.2.7
the Purchaser’s Claim results from, or is increased by, the passing of, or any change in, any law, statute, ordinance, rule, regulation, common law rule or administrative practice of any government, governmental department, authority or regulatory body after the Signing Date; or

8.2.8	the procedures set forth in clause 8.1.2 above or clause 8.9 below were not observed by the Purchaser or the Target-Group.

8.3	De Minimis Claims and Basket
The Seller shall not be liable for any claims of the Purchaser from a breach of a Seller’s Guarantee (other than any Exempted Claims (as defined below)) (i) if the amount of the individual claim is less than EUR 385,000.00 (in words: Euros three hundred eighty-five thousand) (the “De Minimis Claim”) and (ii) until the aggregate amount of such claims (excluding De Minimis Claims) exceeds an aggregate amount of EUR 2,000,000.00 (in words: Euros two million) (Freigrenze) (the “Basket”), in which case the Purchaser shall be able to also claim the amount not exceeding the Basket.

8.4	Liability Cap
The Seller’s aggregate liability under this Agreement for breaches of a Seller’s Guarantee (other than any Exempted Claims) shall be limited to an aggregate amount of EUR 25,000,000.00 (in words: Euros twenty-five million) (the “Seller’s Liability Cap”). The Seller’s Liability Cap shall not apply to any claims of the Purchaser for breaches of the Seller’s Guarantees according to clause 7.2 (a) through (d) (the “Exempted Claims”), provided, however, that the overall liability of the Seller under this Agreement shall in no event exceed the amount of the Final Purchase Price.

8.5	Limitation periods

8.5.1
All claims of the Purchaser arising under or in connection with this Agreement shall become time-barred (verjähren) twelve (12) months after the Closing Date except for Exempted Claims which shall become time-barred thirty-six (36) months after the Closing Date.

8.5.2
Any Purchaser’s Claim shall (if it has not been previously satisfied, settled or withdrawn) be deemed withdrawn six (6) months after the notice is given pursuant to clause 8.1.2, unless legal proceedings in respect of it have been commenced by being pending before court (anhängig). No new Purchaser’s Claim may be made in respect of the facts, matters, events or circumstances giving rise to any such withdrawn Purchaser’s Claim. Sec. 203 BGB shall not apply.

8.6	No double recovery
The Purchaser shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of any single liability, loss, cost, shortfall, damage, deficiency, breach or other set of circumstances giving rise to more than one Purchaser’s Claim.

8.7	Payments made by the Seller
Any payment made under this clause 8 shall be deemed and treated as an adjustment to the Final Purchase Price. In no event shall the Seller owe to the Purchaser any gross-up for Taxes falling due in connection with any compensation for any losses received from the Seller.

8.8	Exclusion of further remedies
The remedies that the Purchaser may have against the Seller for breach of obligations set forth in or in connection with this Agreement shall solely be governed by this Agreement. The remedies provided for in this Agreement shall be the exclusive remedies available to the Purchaser under and/or in connection with this Agreement. Except as explicitly otherwise set forth in this Agreement, any right of the Purchaser to withdraw (zurücktreten) from this Agreement or to require the winding up of the transactions contemplated under this Agreement (e.g. by way of großer Schadenersatz or Schadenersatz statt der ganzen Leistung) shall be excluded. Further, (i) any claims for breach of pre-contractual obligations (culpa in contrahendo), including claims arising under secs. 241 para. 2, 311 para. 2 and para. 3 BGB or ancillary obligations (Nebenpflichten), including claims arising under secs. 241 para. 2, 280 BGB, (ii) any claims based on frustration of contract (Störung der Geschäftsgrundlage) pursuant to sec. 313 BGB and (iii) all remedies of the Purchaser for defects of the purchase object including claims arising under secs. 437 through 441 BGB are hereby expressly excluded and waived (verzichtet) by the Purchaser, except for claims based on wilful deceit (arglistige Täuschung) or Seller’s own intentional behaviour (Vorsatz).

8.9	Notification of Seller, procedure in case of third party claims
If an order of any governmental authority (Behörde) is issued or threatened to be issued against the Purchaser or any Member of the Target-Group, or any Member of the Target-Group or the Purchaser is sued or threatened to be sued by a third party, including any governmental authority, in each case in a manner that may give rise to a Purchaser’s Claim (the “Third Party Claim”), the Purchaser shall give the Seller notice of such Third Party Claim within five (5) Business Days of having learned of such Third Party Claim. In such circumstances, the following principles shall apply (provided that clause 8.9.2 and sentence 1 of clause 8.9.3 shall only apply if the potential Purchaser’s Claim against the Seller would cover more than 50% of the potential damages resulting from the Third Party Claim):

8.9.1
The Purchaser shall procure (steht dafür ein) that the Seller shall be provided with all materials, information and assistance reasonably relevant in relation to the Third Party Claim and shall be given reasonable opportunity to comment on or discuss with the

Purchaser any measures that the Seller proposes to take or to omit in connection with such Third Party Claim. In particular, the Seller shall be given an opportunity to comment on, participate in, and review any reports, audits or other measures and shall receive copies of all relevant orders (Bescheide) of any authority without undue delay (unverzüglich), but in no event later than ten (10) Business Days prior to the expiry of any relevant objection period (Einspruchs- oder Widerspruchsfrist).

8.9.2
No admission of liability shall be made by or on behalf of the Purchaser or any Member of the Target-Group, and the Third Party Claim shall not be compromised, disposed of or settled, without the prior written consent of the Seller, such consent not to be unreasonably withheld taking into consideration the legitimate commercial interest of the Target-Group.

8.9.3
The Seller shall further be entitled, at its reasonable discretion taking into consideration the legitimate commercial interest of the Target-Group, to request the Purchaser or any Member of the Target-Group to take any action with respect to a Third Party Claim as the Seller shall deem reasonably necessary to avoid, dispute, deny, defend, appeal, resist, compromise or contest such Third Party Claim (including making counter-claims or other claims against third parties). The Purchaser will give and cause the Target-Group to give, subject to the Members of the Target-Group being reimbursed for all reasonable out-of-pocket costs and expenses, all such information and assistance, as described above, including reasonable access to premises and personnel during normal business hours and without causing substantial disruption of the business operations.

8.9.4	The Seller agrees that all information obtained under this clause 8.9 shall be treated as Confidential Information.

8.9.5
To the extent that the Seller is in breach of a Seller’s Guarantee or any of the covenants given under clause 10.2, all costs and expenses reasonably incurred by the Purchaser in connection with the defence of such alleged Third Party Claim shall be borne by the Seller; if it turns out that the Seller was not in breach, any costs and expenses reasonably incurred by the Seller in connection with such defence shall be borne by the Purchaser.

8.10	Tax matters

8.10.1
If and to the extent a tax audit performed after the Closing Date results in an increase in tax for time periods prior the Closing Date which are borne by the Seller or under a profit and loss transfer agreement with HEI (“HEI PLTA”) by HEI and correspond to tax reductions (Steuerminderungen) after the Closing Date, for instance, resulting from the extension of depreciation periods or higher depreciation allowances (Phasenverschiebung), the Purchaser shall pay to the Seller the amount of such tax reduction actually received (including, but not limited to, by way of set-off or deduction) by a Group Company on the basis of the respective tax assessment. Such amount shall be payable to the Seller within five (5) Business Days after the tax refund is received or tax which was affected by such tax reduction is assessed. Upon the Seller’s request and at the Seller’s expense, the Purchaser shall deliver to the Seller within six (6) months following a request a written statement of a German certified accounting firm (Wirtschaftsprüfungsgesellschaft), to be elected by the Seller, confirming that the Purchaser has fully complied with its payment obligation.

8.10.2
The Purchaser shall indemnify and hold the Seller harmless from and against any tax, interest and any ancillary charges (steuerliche Nebenleistungen) which result from any measure initiated or executed after the Closing Date by the Purchaser or by any Group Company which results in any detrimental effect on the tax position of the Seller or under a HEI PLTA of HEI, for instance, any reorganization with retroactive tax effect to a time prior to the Closing Date (including the Closing Date). Any indemnification or hold-

harmless payment to be made by the Purchaser shall become due and payable five (5) Business Days before the respective tax becomes due, provided that the Purchaser has been notified in writing by the Seller about such indemnification or hold-harmless payment obligation.

8.10.3
After the Closing Date, the Purchaser shall ensure that the Group Companies prepare the tax returns or parts of the tax returns relating to tax periods ending on or before the Closing Date and the portion of tax periods ending on the Closing Date of tax periods beginning prior to the Closing Date and ending after the Closing Date (the “Relevant Tax Periods”) in accordance with the Seller’s instructions (to the extent those tax returns could result in a tax burden of the Seller or under a HEI PLTA of HEI and by the time determined by the Seller) and that they file the tax returns when due. The Purchaser shall procure that tax returns relating to Relevant Tax Periods (or parts thereof) (which could result in a tax burden of the Seller or under a HEI PLTA of HEI) shall not be filed with the tax authorities without the prior written consent of the Seller, such consent not to be unreasonably withheld. The Purchaser shall procure that drafts of all relevant tax returns shall be submitted to the Seller at least twenty (20) Business Days prior to the expiration of the time limit applicable to the filing. The Purchaser shall provide the Seller with copies of all tax returns and assessments of taxes pertaining to the Relevant Tax Periods.

8.10.4
The Purchaser shall notify the Seller of any written announcement of a tax audit relating to Relevant Tax Periods which could result in a tax burden of the Seller or under a HEI PLTA of HEI. Each notification shall be accompanied by the necessary information relating to the subject of the tax audit and copies of all relevant documents sent by the tax authorities in this respect as far they relate to the Relevant Tax Periods.

8.10.5
The Purchaser shall ensure that (i) the Seller may participate in all tax proceedings relating to any Group Company to the extent they relate to Relevant Tax Periods and could result in a tax burden of the Seller or under a HEI PLTA of HEI (including the participation in all meetings with tax auditors to the extent permitted), (ii) the Group Companies file objections (Einsprüche) or other appeals against any tax assessment (Steuerbescheid) and contest any assessment of taxes (Steuerfestsetzung) or other decision by tax authorities or fiscal courts (which could result in a tax burden of the Seller or under a HEI PLTA of HEI) in accordance with reasonable instructions of the Seller, and (iii) all actions taken with respect to the conduct of a tax proceeding relating to Relevant Tax Periods are in accordance with applicable laws and (iv) all instructions of the Seller in accordance with this Agreement and pertaining to the Relevant Tax Periods are executed. If the Seller decides to participate in a tax proceeding relating to a Relevant Tax Period itself or by a representative, the Purchaser shall procure that this is approved by the Group Companies. Neither the Purchaser nor any Group Company shall, in the context of a tax proceeding and with respect to Relevant Tax Periods, admit any claim (Anspruch anerkennen) or allow any right of appeal to become time-barred without the prior written consent of the Seller. Unless the Seller approves engagement of an external counsel elected by the Seller and not objected by the Purchaser and the Seller undertakes to bear the costs and expenses resulting therefrom, the Purchaser shall not be obliged to take any action or measure requested by the Seller in accordance with this clause 8.10.5 which reasonably requires the involvement of an external counsel. The Purchaser shall also be obliged in accordance with this clause 8.10.5 in case the Purchaser has not requested the engagement of an external counsel.

8.10.6
Clause 8.10 shall cease to apply at the earlier of (i) three months after the respective tax assessments have become final and binding (formelle und materielle Bestandskraft), provided the Purchaser has properly fulfilled Purchaser’s obligations in accordance with 8.10. and (ii) the seventh anniversary of the date hereof.

8.10.7
The Purchaser shall ensure that the Company corrects invoices and fully cooperates with the Seller should the French tax authorities find that the Seller or a related party is not entitled to an input VAT deduction or refund as result of an incorrect invoice or incorrect VAT treatment by the Company (including its French permanent establishments), provided the correction of the invoice is in compliance with law and is not economically detrimental to the Company and the Target Group, taking into account the EUR 1,100,000.00 purchase price reduction related to this matter.

9.	Purchaser’s Guarantees

9.1	Guarantees
The Purchaser hereby guarantees by way of an independent promise of guarantee (selbständiges Garantieversprechen) pursuant to sec. 311 para. 1 BGB that the statements set forth in clauses 9.1.1 through 9.1.5 (collectively the Purchaser’s Guarantees and each a Purchaser’s Guarantee) are complete and correct as of the Signing Date:

9.1.1
The Purchaser is duly incorporated and validly existing under the laws of the Federal Republic of Germany and has all requisite corporate power and authority to own its assets and to carry out its business.

9.1.2
The execution and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby are within the corporate powers of the Purchaser and have been duly authorized by all necessary corporate action on part of the Purchaser.

9.1.3
The execution and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated herein, subject to Antitrust Clearance having been obtained, do not violate the articles of association or by-laws of the Purchaser or violate any applicable law, regulation, judgment, injunction or order binding on the Purchaser, and there is no action, law suit, investigation or proceeding pending against, or to the knowledge of the Purchaser threatened in writing vis-à-vis the Purchaser against, the Purchaser before any court, arbitration panel or administrative authority which in any manner challenges or seeks to prevent, alter or delay the transactions contemplated herein.

9.1.4	Based on its due diligence, the Purchaser is not aware of any claims against the Seller for breach of a Seller’s Guarantee.

9.1.5
The Purchaser has sufficient immediately available funds to pay the Preliminary Purchase Price and to make any other payments under or in connection with this Agreement when due. Without limiting the generality of the foregoing, the Purchaser has (i) received a binding, irrevocable and (except as provided otherwise therein) unconditional equity commitment letter under which the Seller has third party beneficiary rights (Vertrag zu Gunsten Dritter) and which is Part B of this notarial deed (the “Equity Commitment Letter”), and (ii) will receive without undue delay following the signing of this Agreement a binding, irrevocable and (except as provided otherwise therein) unconditional financing commitment letter substantially in the form of the draft attached as Exhibit 9.1.5 (the “Financing Commitment Letter”).

9.2	Liability
In the event that the Purchaser is in breach of any Purchaser’s Guarantee pursuant to clause 9.1, the Purchaser shall put the Seller into the position the Seller would have been in had the Purchaser’s Guarantee not been breached (restitution in kind –

Naturalrestitution). If the Purchaser is unable to achieve this position within three (3) months after the Seller has given notice of the breach to the Purchaser, the Seller may claim for monetary damages (Schadenersatz in Geld) with respect to any losses, liabilities (whether present or future, actual or contingent), damages and reasonable costs and expenses (including Taxes, reasonable legal fees, expenses and disbursements) incurred by the Seller. All claims of the Seller arising under this clause 9 shall become time-barred twelve (12) months after the Closing Date.

10.	Pre-Closing Covenants

10.1	Merger control proceedings, other regulatory requirements

10.1.1
The Purchaser shall take all actions necessary to prepare the necessary filings for the Antitrust Clearances or to be made with other governmental authorities (to the extent that they have not already been made prior to the Signing Date) and ensure that any filings will be made within ten (10) Business Days of the Signing Date, subject to having received all required information from the Seller, unless applicable laws or regulations require an earlier filing. Such filings shall be made by the Purchaser on behalf of all Parties, provided, however, that the contents of such filings shall require the prior written approval of the Seller, which shall not be unreasonably withheld.

10.1.2
The Purchaser shall give the Seller reasonable advance notice of any notification, submission or other communication the Purchaser proposes to make or submit to any antitrust authority and reasonably in advance provide the Seller with copies of such draft notification, submission or correspondence and any supporting documentation or information reasonably requested by the Seller, provided that the Purchaser shall not be required to provide the Seller with any confidential information or business secrets, it being understood that such information shall be provided to the Seller’s counsel on a counsel-to-counsel basis only. The Purchaser undertakes to take into due consideration any comments of the Seller in relation to any such notification, submission or communication if reasonably timely made. The Purchaser further agrees to keep the Seller fully informed as to the progress of any notification made in order to obtain the Antitrust Clearances including by copying Seller’s counsel on all communication with any antitrust authority and by forwarding any communication received from any antitrust authority to Seller’s counsel immediately. The Seller and/or its counsel shall be entitled to attend all meetings and telephone/video conferences with any antitrust authority or other persons or bodies and make oral statements or submissions at such meetings and telephone/video conferences as they deem reasonably appropriate.

10.1.3
The Purchaser shall be responsible (subject to this clause 10.1.3) for obtaining the Antitrust Clearances. The Purchaser shall undertake any and all steps necessary to avoid or eliminate each and every impediment under any antitrust or competition law that may be asserted by any antitrust authority so as to enable the Seller and the Purchaser to close the transactions contemplated under this Agreement in advance of the Longstop Date and if the competent authorities are prepared to grant their approval only subject to compliance with specific conditions and/or obligations, the Purchaser shall propose such conditions and/or obligations and accept the imposition of such conditions and/or obligations (Auflagen und/oder Bedingungen) provided that nothing in this clause 10.1.3 shall require the Purchaser to divest of any BC Funds’ portfolio companies.

10.1.4
The Purchaser may withdraw (zurücknehmen) filings with the competent authorities, or agree with such authorities on the extension of any examination period, only with the prior written consent of the Seller.

10.1.5
The Purchaser undertakes not to enter into any transaction, or any agreement to effect any transaction, (including any merger or acquisition) prior to the Antitrust Clearances having been obtained that might reasonably be expected to make it more difficult, or to materially increase the time required, to obtain the Antitrust Clearances.

10.2	No deviation from ordinary course of business
Between the Signing Date and the Closing Date, the Seller shall procure, to the extent permissible under applicable law but only through exercising the voting rights arising from the Sold Shares and passing respective instructions to the management of the Company (and, for the avoidance of doubt, not through any other actions), that the Target-Group shall conduct its business in the ordinary course consistent with past practice and shall not execute any of the following transactions, in each case except (i) as already contemplated in the current budget of the Target-Group or (ii) as stated in Exhibit 10.2 or (iii) where the Purchaser consents in writing to such action:

10.2.1
deviate from past practice by not making capital expenditure between the date hereof and the Closing Date, or by building up capex creditors in excess of EUR 1,000,000.00 (assuming Closing Date as of 31 August 2017) and EUR 935,000 (assuming Closing Date as of 30 September 2017);

10.2.2
incur any obligation or liability exceeding the amount of more than EUR 500,000.00 in the individual case, except current trade payables in connection with the purchase of goods or services in the ordinary course of business and consistent with prior practice;

10.2.3	agree on the cancellation or waiver of any claims or rights of substantial value which shall in any event be the case if the value exceeds EUR 50,000.00;

10.2.4	establish any legal entity, acquire or sell any participation in any other enterprise or legal entity or acquire or sell any real estate;

10.2.5
mortgage, pledge, assign or transfer for security purposes or subjecting to liens, charges or any other encumbrances any of its fixed or current assets – whether to be shown in the balance sheet or not (bilanzierungsfähig) –, in each case except as in accordance with the ordinary course of business and consistent with its prior practice;

10.2.6
grant any employee or director of a Member of the Target-Group an increase in wages, salaries, bonus, or other remuneration or paying or agreeing to pay any bonus, extra compensation, pension or severance pay, except where provided for by statute and except for regular annual increases up to a maximum amount for all increases of EUR 200,000.00 p.a.;

10.2.7
take up any loans or credits or receiving other financing, except short-term financing not exceeding EUR 250,000.00 in the aggregate, as well as assume the liability for third parties' debt or enter into any form of swap, derivative, contract for difference or any other agreement having similar effect; and

10.2.8
sell any material assets to increase the cash position, except if in the ordinary course of business and consistent with their prior practice or increase or reduce its respective share capital, or issue, grant or sell any options, rights or warrants with respect to shares.

The Purchaser’s consent to any of the above transactions shall not to be unreasonably withheld and shall be deemed given if the Purchaser does not object in writing to the contemplated transaction within five (5) Business Days of the Seller’s notification of the contemplated transaction.

10.3	Indemnity regarding WHD DPLTA
Seller shall indemnify and hold Purchaser and the Company harmless from and against all liabilities and losses incurred by Purchaser or the Company which relate to any obligations of the Company under sec. 303 German Stock Corporation Act (Aktiengesetz – AktG) in connection with the (termination of the) WHD DPLTA.

10.4	Transfer of Rights under Add-on Share Purchase Agreements

10.4.1
Seller has acquired (i) under a certain share purchase and transfer agreement (Geschäftsanteilskauf- und übertragungsvertrag) (roll of deeds no. 242/2016 of notary Thorsten Hartmann, Celle) dated 31 March 2016 from Oliver Haakert, Maurice Kemmann and Susanne Schultz as sellers all shares in OpenIT GmbH and (ii) under a certain share purchase and transfer agreement (Geschäftsanteilskauf- und übertragungsvertrag) (roll of deeds no. 577/2016 R of notary Prof. Dr. Rawert, Hamburg) dated 26 February 2016 from Kai Brandes and Ulrich Kabel as sellers all shares in MCS Moorbek Computer Systeme GmbH (the “Add-on SPAs”). OpenIT GmbH as well as MCS Moorbek Computer Systeme GmbH have subsequently been merged into the Company.

10.4.2
Upon request of the Purchaser (such request to be made at the latest ten (10) Business Days prior to the Closing Date), the Seller shall assign in writing prior to the Closing Date all rights and claims of the Seller under the Add-on SPAs to the Company or any other Group Company (as requested by the Purchaser).

10.5	Pre-Closing undertakings of the Purchaser
The Purchaser undertakes to the Seller that it will not, and will procure that none of its Affiliates will, in a way which would, or might reasonably be expected to, prejudice its ability to pay the amounts payable by it to the Seller pursuant to clause 3. The Purchaser undertakes not to (i) amend or agree to amend the terms of the Equity Commitment Letter or Financing Commitment Letter and (ii) waive or agree to waive any rights or obligations of the Purchaser under the Equity Commitment Letter or Financing Commitment Letter (in each case unless with the consent of the Seller and such consent shall not be unreasonably withheld).

11.	Post-Closing Covenants

11.1	Access to information
The Parties acknowledge that the respective other Party may need access, from time to time, after Closing to ascertain certain accounting and tax records and information held by any Member of the Target-Group, the Seller and/or any Affiliate of the Seller (the “Relevant Companies”) to the extent that such records and information pertain to events occurring or periods prior to the Closing, and the Purchaser shall, and shall cause the Target-Group, and the Seller shall and shall cause the Seller’s Affiliates to

(a)	properly retain and maintain such records until the tenth (10th) anniversary of the Closing Date;

(b)
allow the respective other Party, its employees and advisors to inspect, review and make copies of such records as such Party reasonably deems necessary or appropriate from time to time, during normal business hours and at the expense of such Party; and

(c)
provide such other assistance and information as is reasonably be required by the other Party (including its respective Affiliates) and cannot be provided by the respective requesting Party, its Affiliates or any third party in order to comply with any tax compliance, filing and/or reporting obligations.

11.2	Purchaser’s indemnity

11.2.1
The Purchaser shall indemnify and hold harmless the Seller and the Seller’s Affiliates (other than the Members of the Target-Group) and any of their successors, officers, directors, shareholders, employees and agents from and against any and all losses, liabilities (whether present or future, actual or contingent), damages and reasonable costs and expenses (including Taxes, reasonable legal fees, expenses and disbursements) arising out of or in connection with:

(a)
any claims brought by or on behalf of the Target-Group against any representatives of the Seller in their capacity as former directors, officers or former board members, whether management, supervisory, advisory or other boards, of the Target-Group;

(b)
any claims brought by or on behalf of the Target-Group against the Seller in its capacity as the (former) shareholder of PlusServer, in particular claims pursuant to sec. 30 and 31 of the German Act on Companies with Limited Liability (Gesetz betreffend die Gesellschaften mit beschränkter Haftung – GmbHG);

(c)
any liability in connection with the conduct of the Business after the Closing for which the Seller or any of the Seller’s Affiliates (other than the Members of the Target-Group) or any of their successors or officers, directors, shareholders, employees or agents are held liable;

(d)
any liability of the Seller or any of the Seller’s Affiliates (other than the Members of the Target-Group) due to any actions of the Company made or omitted after the Closing, in particular because the Purchaser has passed shareholder resolutions of the Company prior to the Purchaser being registered as the shareholder of the Company;

in each case unless and except to the extent (i) that the Purchaser has the right to claim damages or indemnification from the Seller in respect of such facts, circumstances, losses, liability or damages under the terms of this Agreement, (ii) where such claim is reflected as an asset in the Financial Statements, (iii) where a Member of the Target-Group have a claim against any director, officer or employee of the Seller or its Affiliates under a contractual relationship that persists after the Closing Date or (iv) the underlying facts of the Member of the Target-Group’s claim result from violations of criminal law (Strafrecht) or are based on wilful misconduct (Vorsatz) (the “Seller’s Indemnification Claims”).

11.2.2	Clause 8.1.2 shall apply mutatis mutandis to the Seller’s Indemnification Claims.

11.2.3
All Seller’s Indemnification Claims shall become time-barred (verjährt) upon the earlier of (i) twelve (12) months after the Seller becomes aware of the relevant claim or liability (as regards amount and the underlying facts (in reasonably sufficient detail)) giving rise to the Seller’s Indemnification Claim and 36 months.

11.3	Covered Persons

11.3.1	Following the Closing, the Purchaser shall ensure that any indemnity and/or immunity provisions contained in the constitutional documents of each Group Company which could apply to any person who was at any time prior to Closing an employee, consultant, officer or director of any Group Company (but has ceased to be one at the latest upon the Closing) (a “Covered Person”) are not amended, repealed or modified in any manner that would affect adversely the rights of any Covered Person.

11.3.2
For three (3) years from the Closing, the Purchaser shall ensure that each Member of the Target-Group maintains in force such “run-off” directors’ and officers’ liability insurance policies as will enable each Covered Person to make claims arising out of any matter, cause or event occurring on or before Closing (a “Pre-Closing Event”) under those policies on terms and conditions that are, in every respect, no less advantageous to the Covered Person than the directors’ and officers’ liability insurance policies maintained by or on behalf of the Target-Group as at the Signing Date.

11.3.3
The Purchaser shall (and shall ensure that each Member of the Target-Group shall), from and after Closing and to the fullest extent permitted in accordance with applicable laws, waive, release and discharge each Covered Person from any and all claims, demands, proceedings, causes of action, orders, obligations and liabilities arising out of any Pre-Closing Event which each Member of the Target-Group has or may at any time have had against any Covered Person. The Purchaser shall ensure that each Member of the Target-Group shall not, directly or indirectly, assert any claim or demand, or commence, institute or cause to be commenced, any proceedings of any kind relating to any Pre-Closing Event against any Covered Person except (i) where such claim is reflected as an asset in the Financial Statements, (ii) where a Member of the Target-Group has a claim against any Covered Person under a contractual relationship that persists after the Closing Date or (iii) the underlying facts of the Member of the Target-Group’s claim result from violations of criminal law (Strafrecht) or are based on wilful misconduct (Vorsatz).

11.3.4
The provisions of clauses 11.3.1 to 11.3.3 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any Covered Person may have at law, by contract or otherwise.

11.4	No individual liability
The Purchaser undertakes not to make a claim against any employee, director, agent, officer or (except to the extent such adviser has entered into a reliance letter with the Purchaser) adviser of the Seller, the Seller’s Affiliates or GoDaddy (as defined below) on whom it may have relied in negotiating this Agreement, except in the case of fraud, bad faith (Vorsatz) or deliberate concealment by any such employee, director, agent, officer or adviser. For the purpose of the preceding sentence, “GoDaddy” shall mean GoDaddy Inc. and its Affiliates.

11.5	No measures with retroactive effect
The Purchaser undertakes not to execute any measures (in particular, but without limitation to, measures in accordance with the German Transformation Act (Umwandlungsgesetz – UmwG) or any comparable foreign law) with respect to any Member of the Target-Group that would have a retroactive effect to the Closing Date or any date prior to the Closing Date without the prior written consent of the Seller.

11.6	Transition Cooperation

11.6.1
The Seller shall and shall procure that its Affiliates cooperate with the Purchaser in good faith in order to ensure that any agreement or transfer required to be made to put the Members of the Target-Group into the position to conduct the Business after the Closing Date in the same manner as it was conducted prior to the date hereof will be concluded or executed after the Closing Date (irrespective of whether it was not fully executed before the Closing or the need only arises or becomes known to the Purchaser only after the Closing Date). The Parties shall perform all necessary factual and legal actions and make all necessary declarations required for or in connection with the conclusion and execution of such agreements or transfers.

11.6.2
The Parties agree that the following trademarks mesh, mesh solutions and Rackbase (in particular with the application registration numbers DE 3020110072973 / 302011007297, DE 30721538/ 307215385, EM 011344892 / 011344892, DE 302012058867 / 3020120588670, EM 005220413 / 005220413, DE 30721537 / 307215377, DE 30721451/ 307214516, DE 30721503/ 307215032 and EM 005901319 / 005901319) (the “Retained Trademarks”) shall remain with the Company and that there shall be no obligation of the Company to transfer the Retained Trademarks to the Seller. The Seller shall procure that as of the Closing Date the Retained Trademarks continue to be owned by the Company and, to the extent the Retained Trademarks are currently not owned by the Company, that such trademarks are transferred to the Company by the Closing Date.

11.6.3
The Purchaser was made aware that (i) until April 2017 a Group Charging Agreement and (ii) until the Closing Date a Management Charging Agreement and a Data Protection Agreement (together with the Group Charging Agreement the “Terminated Service Agreements”) existed (or exist) between Members of the Target-Group on the one hand and the Seller or any Affiliate of the Seller (other than a Member of the Target-Group) on the other hand. Seller shall, in the absence of Purchaser’s knowledge of the content of the Terminated Service Agreements and the services provided thereunder, procure that the Members of the Target-Group shall be made available upon request of the Purchaser any services which were previously rendered under any Terminated Service Agreement at no additional costs (apart from any obligations of the Purchaser under the Carve-Out Documents in this respect).

11.7	Seller’s indemnity
The Seller hereby undertakes to indemnify and hold the Members of the Target-Group and the Purchaser harmless from and against any and all MEP Tax Liabilities (as defined below) on or before the date which is 30 days after the expiration of the applicable statute of limitations of the respective MEP Tax Liabilities (any waivers or extensions thereof). The provisions set forth in clause 8.10.3 to 8.10.6 will apply to the Seller’s indemnity mutatis mutandis.

12.	Non-compete and Non-Solicitation

12.1	Non-Compete
For a period of two years after the Closing Date, the Seller shall not, and shall procure that neither GoDaddy Inc. nor any of its Affiliates, whether directly or indirectly through any third party which has a written agreement with GoDaddy Inc. or an affiliated entity, shall compete with the Core-Business of the Target Group through direct sales efforts directed at customers in Germany with a contract value exceeding EUR 2,500 per month. For the purpose of this clause, “Core-Business” shall mean the offering of managed hosting (as currently conducted) and managed public cloud solutions. Nothing in this clause is meant to prevent the Seller, GoDaddy Inc. or any of its Affiliates from (i) performing its existing business in accordance with past practice to the extent it does not interfere with the Core-Business of the Target-Group or (ii) acquiring a company that may be considered competitive to the Core-Business, provided that the primary business is outside of the Core-Business and the competitive portion does not exceed 20% of the overall revenues of such target company.

12.2	Non-Solicitation
Seller shall not (and shall procure that none of its Affiliates) neither directly nor indirectly, for a period of twenty-four (24) months after the Closing Date, solicit or endeavour to entice away (abwerben) from any Member of the Target-Group any senior employee, consultant or managing director of any Member of the Target-Group or any employee who possesses confidential information relating to the Target-Group who could materially damage the legitimate business interests of the Target-Group, if they were involved in any business concern in competition with any Member of the Target-Group and including in any event any employee with an annual total remuneration exceeding EUR 100,000.00. This clause 12.1.1 shall not apply to any individual mentioned in the previous sentence whose employment or engagement has been terminated by the Target-Group (or any of its members) as well as to applications to general job vacancies of the Seller.

13.	Confidentiality and press releases

13.1	Press releases
Each of the Parties undertakes that it will not make, and will cause all of its Affiliates not to make, any announcement or press release in connection with this Agreement unless (i) required by applicable mandatory laws or stock exchange regulations or (ii) the Seller and the Purchaser have given their consent to such announcement or press release, including the form of such announcement, which consent may not be unreasonably withheld and may be subject to conditions. If and to the extent that any announcement, press release or disclosure of information regarding the subject matter of this Agreement is to be made under applicable mandatory laws or any applicable stock exchange regulations, the Party concerned shall, to the extent permissible under applicable laws or stock exchange regulations, not disclose any such information without first informing the other Parties thereof.

13.2	Confidentiality

13.2.1
The Parties expressly acknowledge and agree that this Agreement and its terms and all information, whether written or oral, furnished by either Party and/or any of its Affiliates to the other Party and/or any Affiliate of such other Party in connection with the preparation and negotiation of this Agreement and the due diligence conducted by the Purchaser and/or any of its professional advisors in connection therewith (the “Confidential Information”) shall be deemed to be confidential and shall be maintained by each Party and their Affiliates in strict confidence, it being understood that this shall also apply to any Confidential Information disclosed under clause 8.1.2 and/or clause 8.9 and that any information related to the Target-Group shall be deemed Confidential Information furnished to the Seller (irrespective of Clause 13.2.2 (a) through (c) (i.e. the Seller shall treat any such information as Confidential Information) and, following the Closing Date, be deemed no Confidential Information furnished to the Purchaser.

13.2.2
The receiving Party shall use the same degree of care as it uses with regard to its own Confidential Information to prevent disclosure, use or publication of the Confidential Information of another Party. Confidential Information of the disclosing Party shall be held in strict confidence by the receiving Party unless the receiving Party is able to prove that the Confidential Information is or has been

(a)	obtained legally and freely from a third party without any restrictions;

(b)
independently developed by the receiving Party at a prior time or in a separate and distinct manner without benefit of any of the Confidential Information of the disclosing Party, and documented to be as such;

(c)	made available by the disclosing Party for general release independent of the receiving Party;

(d)	made public as required by applicable laws, regulations, court proceedings or stock exchange regulations; or

(e)	within the public domain or later becomes part of the public domain as a result of acts by someone other than the receiving Party and through no fault or wrongful act of the receiving Party.

13.2.3
A receiving Party may disclose Confidential Information of a disclosing Party to its Affiliates, its Affiliates’ limited partners, its and its Affiliates’ agents including their respective brokers, lenders, advisors or insurance carriers as well as such agents’ Affiliates (in each case including any directors, officers, and employees of any entity to which Confidential Information may be disclosed) provided that any recipient of Confidential Information has specifically agreed in writing to non-disclosure in accordance with the terms and conditions hereof, or are bound by comparable statutory confidentiality obligations, and has a need to know such information in connection with the transactions contemplated under this Agreement. Any disclosure of Confidential Information required by legal process pursuant to this clause 13 or to make a claim under this Agreement against a Party before a court or arbitral tribunal (which shall be permitted) shall, to the extent legally permissible, only be made after providing the disclosing Party with notice thereof in order to permit the disclosing Party to seek an appropriate protective order or exemption. The provisions of this clause 13 shall survive, and remain in full effect for a period of three (3) years, after the Closing Date.

14.	No third party rights
This Agreement shall not grant any rights to, and is not intended to operate for the benefit of, third parties unless otherwise explicitly provided for herein. Wherever under this Agreement any party other than the Purchaser is to be indemnified by the Seller, such other party, in particular the Target-Group, shall not be entitled to bring itself any claims for indemnification against the Seller (kein echter Vertrag zugunsten Dritter).

15.	No assignment of rights; no set-off rights

15.1	No assignment of rights

15.1.1
Except as provided in this clause 15.1, this Agreement and any rights and obligations hereunder may not be assigned and transferred, in whole or in part, without the prior written consent of the other Party.

15.1.2
The Purchaser may assign its rights under this Agreement as security (sicherungsabgetreten) to the Purchaser’s financing sources for the acquisition of the Sold Shares, but so that, notwithstanding any such assignment as security, the Seller may unless it receives written notice of enforcement of the relevant security interest, deal with the Purchaser in connection with all matters arising under this Agreement.

16.	No set-off rights
No Party, except as provided otherwise in this Agreement, shall be entitled (i) to set-off (aufrechnen) any rights and claims it may have under this Agreement against any rights or claims any other Party may have under this Agreement or (ii) to refuse to perform any obligation it may have under this Agreement on the grounds that it has a right of retention (Zurückbehaltungsrecht) unless the rights or claims of the relevant Party claiming a right of set-off or retention have been acknowledged (anerkannt) in writing by the relevant other Party/Parties or have been confirmed by final decision of a competent court (Gericht) or arbitral tribunal (Schiedsgericht).

17.	Access; Financing Cooperation
From the date hereof until (and including) the Closing Date, the Seller will and will cause the Member of the Target-Group to:

(a)
provide the Purchaser, its Affiliates and their representatives, upon reasonable advance notice, to the extent legally permissible (in particular under the applicable merger control regulations), with information or documents, required (i) to prepare the consummation of the transactions contemplated hereby and (ii) to ascertain compliance with the provisions of this Agreement and (iii) to ensure a smooth transition; in each case only to the extent that the Purchaser cannot produce such information or document itself and to the extent that such request is not unduly burdensome for the Seller and

(b)
provide to Purchaser, its Affiliates and their respective representatives all cooperation requested by Purchaser and its Affiliates that is reasonably required in connection with the debt and equity financing of the transactions contemplated hereunder.

18.	Costs and taxes; VAT treatment

18.1	Costs and taxes
All transfer taxes (including real estate transfer taxes), stamp duties, costs for the notarisation of this agreement and any other charges and costs resulting from this Agreement and the consummation of the transactions considered herein shall be borne by the Purchaser. All charges, costs and fees resulting from the filings for the Antitrust Clearances and in compliance with other regulatory requirements, including the charges, costs and fees of the competent merger control authorities, shall be borne by the Purchaser. Each Party shall bear the costs and fees of its own advisors and any other costs incurred by the respective Party.

18.2	VAT treatment
It is the Parties’ understanding that all transactions contemplated under this Agreement are either not taxable (nicht umsatzsteuerbar) or exempt from value added tax (Umsatzsteuer) (“VAT”) (umsatzsteuerfrei). The Seller undertakes not to waive any VAT exemption or to opt for VAT in relation to the transactions contemplated under this Agreement. If and to the extent that, contrary to the mutual understanding of the Parties, VAT applies in respect of the transactions contemplated under this Agreement, an amount equal to such VAT shall be paid by the Purchaser subject to having received a proper VAT invoice in compliance with secs. 14, 14a German Value Added Tax Act (UStG) if and to the extent the invoiced VAT has not been caused by a waiver of any VAT exemption or option to VAT by the Seller.

19.	Notices

19.1	Form of notices
Any legal statements and other notices in connection with this Agreement (collectively the “Notices”) shall be made in writing (Schriftform) unless notarization or any other specific form is required by mandatory law. The written form shall include transmission by fax (but no other transmission by way of telecommunication) and exchange of letters. Any electronic transmission (such as by e-mail) shall not be sufficient to satisfy the requirement that Notices must be made in writing.

19.2	Notices to the Seller
Any Notices to be delivered to the Seller hereunder shall be addressed as follows:
HOST Europe GmbH
Attn.: Patrick Pulvermüller
Welserstrasse 14, 51149 Cologne, Germany
Fax: + 49 2203 9934 7520
Email: patrick.pulvermueller@godaddy.com (for information purposes only)
with a copy to its advisor (for information purposes only):
Heuking Kühn Lüer Wojtek PartGmbB
Attn.: Dr. Pär Johansson, Tim Remmel
Magnusstrasse 13, 50672 Cologne, Germany
Phone: +49 221 2052 531
Fax: + 49 221 2052 1
Email: p.johansson@heuking.de; t.remmel@heuking.de

19.3	Notices to the Purchaser
Any Notices to be delivered to the Purchaser hereunder shall be addressed as follows:
Blitz 17-568 GmbH (in the future Phoenix BidCo 2 GmbH)
Attn.: Frank Rohwedder / Thomas Weinmann
c/o Astorius Consult GmbH, Alsterarkaden 12, 20354 Hamburg
Fax: +49.40468.99.13.99
Email: fr@astorius.consulting, tw@astorius.consulting (for information purposes only)
with a copy to its advisor (for information purposes only):
Latham & Watkins LLP
Attn.: Dr. Hans-Jürgen Lütt
Reuterweg 20, 60323 Frankfurt am Main, Germany
Fax: + 49 69 6062 6700
Email: hans-juergen.luett@lw.com

19.4	Change of address
The Parties shall communicate in writing changes in any of the addresses set forth in clauses 19.2 and 19.3 as soon as possible to the other Party. In the absence of such communication, the address stated above shall remain in place.

19.5	Copies to advisors

19.5.1
The receipt of copies of Notices hereunder by the Parties’ advisors shall not constitute or substitute the receipt of such communication by the Parties themselves, irrespective of whether the delivery of such copy was mandated by this Agreement.

19.5.2
Whether or not the advisor to a Party received the notice for its/his/her information is irrelevant for determining the receipt of the notice by that Party, even if the Agreement specifically provides that notice should be given to the respective advisor for information purposes.

20.	Miscellaneous

20.1	Governing law
This Agreement shall be governed by, and construed in accordance with, the laws of Germany, without regard to principles of conflicts of laws and excluding the United Nations Convention on Contracts for the International Sale of Goods (CISG).

20.2	Place of jurisdiction, arbitration
Any dispute, controversy or claim arising from or in connection with this agreement or its validity shall be finally settled by three arbitrators in accordance with the then applicable Arbitration Rules of the German Institution of Arbitration e.V. (DIS) without recourse to the ordinary courts of law. The place of arbitration shall be Frankfurt, Germany. The language of the arbitral proceedings shall be English, provided, however, that written evidence may be submitted in either the English or German language.

20.3	Certain terms
“Affiliate” shall mean each and any affiliate in the meaning of secs. 15 et. seqq. AktG of a legal entity as described in this Agreement.
“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for business in Frankfurt am Main.
“MEP Tax Liabilities” means any taxes (including anxillary charges) becoming due and payable by a Member of the Target-Group or the Purchaser in relation to the management participation program of Host Europe as set-up by Cinven as the former owner of the Host Europe group.
“Seller’s Knowledge” means the actual knowledge (positive Kenntnis), as of the date hereof, of any of Messrs. Claus Boyens, Tobias Mohr, or Patrick Pulvermüller as well as the knowledge they could have had after due inquiry with Thomas Strohe, Thomas Noglik and Bernhard Vogtland.

20.4	Amendments, supplementations
Any amendment to, or supplementation of, this Agreement, including this provision, shall be valid only if made in writing, except where a stricter form (e.g., notarisation) is required under applicable law.

20.5	Language

20.5.1	This Agreement is written in the English language (except those Exhibits that may be entirely or partially in the German and/or French language). Terms to which a German translation has been added in brackets shall be interpreted throughout this Agreement in the meaning assigned to them by the German translation.

20.5.2
Any reference made in this agreement to any types of companies or participations, proceedings, authorities or other bodies, rights, institutions, regulations or legal relationships (the “Legal Terms”) under German law shall extend to any corresponding or identical Legal Terms under foreign law to the extent that relevant facts and circumstances must be assessed under such foreign law. Where no corresponding or identical Legal Terms under foreign law exist, such Legal Terms shall be introduced as functionally come closest to the Legal Terms under German law.

20.6	Headings and Exhibits

20.6.1	The headings and sub-headings of the clauses contained herein are for convenience and reference purposes only and shall not affect the meaning or construction of any of the provisions hereof.

20.6.2	All Exhibits attached hereto form an integral part of this Agreement.

20.7	Entire Agreement
This Agreement (including its Exhibits) constitutes the full understanding of the Parties and the complete and exclusive statements of the terms and conditions of the Parties’ agreements relating to the subject matter hereof and supersedes any and all prior agreements and understandings, whether written or oral, that may exist between the Parties with respect to the subject matter of this Agreement or parts thereof. Side agreements to this Agreement do not exist.

20.8	Severability
Should any provision of this Agreement be or become, in whole or in part, void (nichtig), ineffective (unwirksam) or unenforceable (undurchsetzbar), the validity, effectiveness and enforceability of the remaining provisions of this Agreement shall not be affected. Any such invalid, ineffective or unenforceable provision shall be deemed replaced by such valid, effective and enforceable provision as comes closest to the economic intent and purpose of the invalid, ineffective or unenforceable provision as regards the subject-matter, extent (Maß), time, place and scope (Geltungsbereich) of the relevant provision. The aforesaid shall apply mutatis mutandis to any gap (Lücke) that may be found to exist in this Agreement. This Clause 20.8 shall not merely operate as a shift of the burden of proof (Beweislastumkehr) but sec. 139 BGB shall thereby be excluded in its entirety.
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